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SEC FILE NUMBER
00049806

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[   ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [ x ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      September 30, 2012
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
First PacTrust Bancorp, Inc.

Full Name of Registrant

Former Name if Applicable
18500 Von Karman Ave, Suite 1100

Address of Principal Executive Office (Street and Number)
Irvine, California, 92612

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported, the Company recently announced changes in its senior management that occurred subsequent to the time the Company filed its last quarterly report on Form 10-Q. Those changes have included the departure of the Company's prior Chief Executive Officer and the appointment of a new Chief Executive Officer, as well as the resignation of the Company's current Chief Financial Officer and the appointment of a new Chief Financial Officer who will assume that role immediately following the filing of the quarterly report on Form 10-Q for the quarter ended September 30, 2012. The Company also announced the appointment of a new Chief Financial Officer of Pacific Trust Bank, a wholly owned subsidiary of the Company, and the appointment of a new Treasurer. In addition, as previously reported, the Company completed the acquisitions of both Beach Business Bank and Gateway Business Bank during the quarter ended September 30, 2012. In order to accomplish an orderly transition of the Company's finance and accounting functions, and sufficiently address the complex accounting issues associated with the two acquisitions during the quarter, the preparation of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 could not be completed in time to permit a filing on or before the prescribed due date. Additional time is therefore required to finalize the report and the Company expects to be able to file the Form 10-Q for the quarter ended September 30, 2012 no later than five calendar days after its prescribed due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ronald J. Nicolas, Jr.	949	236-5400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the quarter ended September 30, 2012, the Company reported net income of $9.5 million and net income available to common shareholders of $9.2 million, or $0.79 per share. For the nine months ended September 30, 2012, the Company reported net income of $9.2 million and net income available to common shareholders of $8.1 million, or $0.70 per share. Transaction-related costs and severance payments related to executive management departures resulted in approximately $4.2 million in expense recognized during the quarter. The Company also recognized a bargain purchase gain of $12.1 million related to the Gateway Business Bank acquisition and goodwill of $7.1 million related to the Beach Business Bank acquisition. In conjunction with these acquisitions, the Company also recorded other intangible assets carried at $5.8 million at September 30, 2012, after third quarter 2012 amortization of $0.3 million. These other intangible assets included core deposit intangibles of $4.5 million for Beach and $0.7 million for Gateway and trade name intangibles of $1.0 million. After consolidation of the net deferred tax assets of Beach Business Bank and Gateway Business Bank, the Company has recorded net deferred tax assets of $7.4 million, net of a valuation allowance of $7.0 million as of September 30, 2012. The Company will continue to evaluate this valuation allowance each quarter.

First PacTrust Bancorp, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 9, 2012
By:	/s/ Marangal I. Domingo

Name: Marangal I. Domingo
Title: Executive Vice President and Chief Financial Officer